SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. __)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

MASSBANK CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

576152102

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 576152102	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerard H. Brandi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 85,570
6. Shared Voting Power 158,739
7. Sole Dispositive Power 57,349
8. Shared Dispositive Power 158,739

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,358 (FN 1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0% (FN 1)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 576152102	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

MASSBANK CORP.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

123 Haven Street, Reading, MA 01867

Item 2(a).	Name of Person Filing:

Gerard H. Brandi

Item 2(b).	Address of Principal Business Office or, if None, Residence:

123 Haven Street, Reading, MA 01867

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

576152102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 576152102	13G	Page 4 of 6 Pages

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

262,358 (FN 1)

(b)	Percent of class:

6.0% (FN 1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 85,570

(ii)	Shared power to vote or to direct the vote 158,739

(iii)	Sole power to dispose or to direct the disposition of 57,349

(iv)	Shared power to dispose or to direct the disposition of 158,739

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: /__/

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

CUSIP No. 576152102	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(FN 1) Aggregate amount of beneficial ownership reported includes 1,570 shares held by Mr. Brandi as custodian for various nieces and nephews and 18,049 shares owned by Mr. Brandi’s spouse, as to all of which shares Mr. Brandi disclaims beneficial ownership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2006
(Date)

/s/ Gerard H. Brandi
(Signature)

Gerard H. Brandi, Chairman, President and Chief Executive Officer
MASSBANK CORP.
(Name/Title)